Exhibit 99.2

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT'). NO SALE OR DISPOSITION OF THIS PROMISSORY NOTE MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER THE ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO OBLIGATOR THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

PROMISSORY NOTE

May 5, 2014

Amount: $20,000 USD

Las Vegas, Nevada

For value received, JA Energy, a Nevada corporation, ("Obligator") promises to pay to Mark DeStefano, a Nevada resident, or his assigns ("Holder") the principal sum of $20,000 due and payable in 366 days, in addition to monthly interest payments. The purpose of this Note is to allow JA Energy pay its outstanding patent fees owed to the law firm of Bryan Cave LLP, Two North Central Ave., Suite 2200, Phoenix, AZ before the patent filing deadline.

Capitalized terms used in this Note and not otherwise defined herein have the meaning given such terms in the Agreement.

1.                  Principal Amounts. Subject to the terms and conditions of the Agreement,
Holder has agreed to loan the Obligator the sum of $20,000. The outstanding principal amount of this Note shall be due and payable on or before May 5, 2015 and subject to the terms and conditions of the Agreement. If the loan is prepaid before May 5, 2015, monthly interest until the loan paid in full is due and payable..

2.                  Interest Schedule. The Obligor also promises to pay to the order of the Holder interest on the principal amount hereof at a rate per annum equal to twelve (12%) APR. An interest payment of one (1%) percent, per month, for a total of Two Hundred ($200.00) Dollars is payable on the 4th day of each month, for a period of twelve (12) months. The interest payment does not reduce the Principal Amount of the loan.

3.                  Attorneys' Fees. Obligator shall pay all fees, costs and expenses (including court costs and attorneys' fees) incurred by Holder in connection with enforcing and collecting this Note, and in connection with any amendment, modification or supplement to this Note, whether by negotiation, legal proceedings or otherwise.

4.                  Events of Default. The Agreement provides for acceleration of the obligations due hereunder upon Events of Default, as defined in the Agreement.

An “Event of Default” shall exist under this Note if:

Obligator shall fail to pay when due any interest payment of this Note and such default in payment is not cured within three (3) business days, the Note immediately goes into default without notice to Obligator.

If Obligator fails or refuses to pay any part of the principal of this Note as the same becomes due, or upon the occurrence of an Event of Default hereunder, then in any such event the holder hereof may, at its option, (i) declare the entire unpaid balance of principal of this Note to be immediately due and payable without notice, (ii) reduce any claim to judgment, (iii) foreclose any liens, and/or (iv) demand, pursue and enforce any of Payee’s rights and remedies pursuant to any applicable law or agreement. Each right and remedy available to Payee shall be cumulative of and in addition to each other such right and remedy. No delay on the part of Payee in the exercise of any right or remedy available to Payee shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude other or further exercise thereof or exercise of any other such right or remedy.

In the case of default, the Obligator agrees to pay ten (10%) penalty interest APR on any outstanding balance.

5.                  Certain Waivers. Obligator hereby waives demand, notice, presentment, protest and notice of dishonor.

6.                  Governing Law. This Note and all disputes arising out of or relating to this Note shall be governed by and construed under the laws of the State of Nevada, as applied to agreements among Nevada residents, made and to be performed entirely within the State of Nevada, without giving effect to conflict of laws principles that would cause the application of the laws of any other jurisdiction. Any proceeding in connection with the interpretation or enforcement of this Note shall take place in any federal or state court located in Clark County, Nevada.

7.                  Amendment; Waiver, No amendment, modification, termination or waiver of any provision of this Note nor consent to any departure by Holder therefore, shall in any event be effective unless the same shall be in writing and signed by Holder, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

8.                  Successors and Assigns. The provisions of this Note shall inure to the benefit of and be binding on any successor to Obligator and shall extend to any Holder hereof. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of Obligator' obligation to pay such interest and principal. This Note is freely assignable by any Holder hereof.

9.                  Severability. If any aany provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effecting during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid and unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in nature in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

IN WITNESS WHEREOF, this Note is duly executed and delivered as of the date first above written.

JA Energy

(Obligator)

/s/ Barry Hall May 5, 2014

__________________________________

Barry Hall Date

Chief Financial Officer